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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE (13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. _____)*

                            AMERICAN WAGERING, INC.
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                               (Name of Issuer)

                                    Common
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                        (Title of Class of Securities)

                                   030405104
                   ----------------------------------------
                                (CUSIP Number)

                             Alan H. Lieblich, Esq.
                     SCHNADER HARRISON SEGAL & LEWIS, LLP
                        1600 Market Street, Suite 3600
                            Philadelphia, PA 19103
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 26, 1998
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             PAGE 2 OF 5 PAGES

                                 SCHEDULE 13D
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CUSIP NO. 030405104
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               Judith L. Salerno
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ] (b) [ ]
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3.       SEC USE ONLY:
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4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States
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 NUMBER OF                7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                               1,942,500
 OWNED BY                 ------------------------------------------------------
   EACH                   8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                    0
                          ------------------------------------------------------
                          9.      SOLE DISPOSITIVE POWER

                                           1,942,500
                          ------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER

                                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  1,942,500
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.79%
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                                             PAGE 3 OF 5 PAGES


CUSIP NO. 030405104


                                 SCHEDULE 13-D
                            AMERICAN WAGERING, INC.



Item 1.           Security and issuer:

                  American Wagering, Inc.
                  675 Grier Drive
                  Las Vegas, NV 89119
                  Common stock of American Wagering, Inc.

Item 2.           Identity and Background:

                  (a)-(c)  Judith L. Salerno
                           1304 Castle Wall Street
                           Las Vegas, NV 89117
                           Housewife

                  (d) The reporting person has not been convicted in any criminal proceedings during the last five years.

                  (e) During the last five years, the reporting person has not been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws nor is she subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

                  (f)      United States

Item 3.           Source and Amount of Funds or Other Considerations:

                  The reporting person acquired the securities of the issuer from Victor J. Salerno pursuant to a divorce settlement.

Item 4.           Purpose of Transaction:

         The reporting person acquired the securities of the issuer from Victor J. Salerno pursuant to a divorce settlement.

         The reporting person does not have any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


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                                                             PAGE 4 OF 5 PAGES

                                 SCHEDULE 13D

CUSIP NO. 030405104

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer or of any of its subsidiaries;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure;

          (g) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)     Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly 1,942,500 shares of the common stock of the issuer which represents 24.79% of the common stock outstanding.

                  (b) The reporting person has the sole power to dispose or direct the disposition of 1,942,500 shares of common stock of the issuer.

                  (c)      None

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer: N/A

Item 7.           Material to be Filed as Exhibits.  N/A




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CUSIP NO. 030405104                                           PAGE 5 OF 5 PAGES

                                 SCHEDULE 13D


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


March 31, 1998


                                 /s/ Judith L. Salerno
                                 -----------------------